Inuvo, Inc.
500 President Clinton Boulevard
Suite 300
Little Rock, AR 72201

telephone (501) 205-8508

'CORRESP'

June 23, 2020

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:
Inuvo, Inc. (the "Company")
Registration Statement on Form S-3
Filed June 12, 2020
File No. 333-239147

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, June 25, 2020, at 5:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Pearlman Law Group LLP by calling Brian A. Pearlman, Esq. at (954) 632-4564.

Thank you.
Sincerely, /s/ Wallace D. Ruiz Wallace D. Ruiz Chief Financial Officer

cc:
Brian A. Pearlman, Esq.